

November 15, 2022

Lindsey Wiedmann
General Counsel
Maxeon Solar Technologies, Ltd.
8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore

       Re: Maxeon Solar Technologies, Ltd.
           Registration Statement on Form F-3
           Filed on November 10, 2022
           File No. 333-268309

Dear Lindsey Wiedmann:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing

cc: Era Anagnosti